

December 8, 2021

Jose Antonio de Souza Azevedo
Chief Financial Officer
Atento S.A.
1, rue Hildegard Von Bingen
L-1282, Luxembourg
Grand Duchy of Luxenbourg

> **Re: Atento S.A.**
> **Form 20-F for the year ended December 31, 2020**
> **File No. 001-36671**

Dear Mr. de Souza Azevedo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2020

Notes to the Consolidated Financial Statements
Note 22 - Revenue and Expenses, page F-62

1.   Please revise to describe the nature of the various services or performance obligations you offer in contracts with customers. Also address the timing of revenue recognition and typical payment terms and how that relates to the satisfaction of the performance obligations. Finally, if you offer contracts with multiple performance obligations, address how you allocate the transaction price. Refer to guidance in IFRS 15.

Note 23 - Segment Information, page F-66

2.   You state that the CODM uses EBITDA and Adjusted EBITDA to measure the segment's operating performance; however, you appear to present only EBITDA. Please explain your reference to Adjusted EBITDA here. Also, tell us why you include segment operating profit and segment profit for the year in the tabular disclosures. In this regard,

if the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Please tell us your consideration to disclose only one measure of segment profit or loss. Refer to IFRS 8.26. Lastly, revise to reconcile the total of your reportable segments' measure of profit or loss to the entity's profit or loss pursuant to IFRS 8.28(b).

3.   We will consider further your response to the previous comment and the impact it may have on your disclosures in the forepart of the filing. In this regard, you present various segment measures in the table on page 56 and elsewhere throughout the filing, such as segment operating profit/(loss), profit/(loss) for the year, EBITDA and Adjusted EBITDA, some of which may be considered non-IFRS measures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Virginia Beltramini Trapero